INNOVATIVE RECORDINGS, LLC D/B/A POTOMAC FOOD AND BEVERAGES
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2021
_____

		2021
Operating Income		
Sales	$	654,269
Cost of Goods Sold		160,400
Gross Profit		493,869
Operating Expense		
Research & Development		110,000
Legal & Professional		82,500
Payroll		75,263
General & Administrative		58,479
Depreciation		30,484
Rent		30,001
Advertising & Marketing		10,121
		396,848
Net Income from Operations		97,021
Other Expense		
Loss on Disposal of Equipment		(91,453)
Net Income	$	5,568

Reviewed

INNOVATIVE RECORDINGS, LLC D/B/A POTOMAC FOOD AND BEVERAGES
BALANCE SHEET
DECEMBER 31, 2021

_____

	2021
ASSETS	
CURRENT ASSETS	
Cash	73,151
Accounts Receivable	41,011
Prepaid Expenses	4,567
TOTAL CURRENT ASSETS	118,729
NON-CURRENT ASSETS	
Intangible Assets	-
Fixed Assets	-
Accumulated Depreciation	
Inventory	-
TOTAL NON-CURRENT ASSETS	-
TOTAL ASSETS	118,729
LIABILITIES AND MEMBERS' EQUITY	
CURRENT LIABILITIES	
Accounts Payable	53,626
Deferred Income Taxes	26,280
Other Current Liabilities	-
TOTAL CURRENT LIABILITIES	79,906
TOTAL LIABILITIES	79,906
MEMBERS' EQUITY	
Contributed Capital	(82,537)
Retained Earnings	121,358
TOTAL MEMBERS' EQUITY	38,821
TOTAL LIABILITIES AND MEMBERS' EQUITY	118,729

Reviewed

INNOVATIVE RECORDINGS, LLC D/B/A POTOMAC FOOD AND BEVERAGES
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

		2021
Cash Flows From Operating Activities		
Net Income For The Period	$	5,568
Depreciation	$	30,484
Change in Accounts Payable		22,142
Change in Deferred Income Taxes		7,300
Change in Other Current Liabilities		(2,963)
Change in Prepaid Expenses		(4,567)
Change in Accounts Receivable		(36,248)
Net Cash Flows From Operating Activities		21,716
Cash Flows From Investing Activities		
(Acquisition)/Disposal of Fixed Assets		91,453
Acquisition of Intangible Assets		-
Net Cash Flows From Investing Activities		91,453
Cash Flows From Financing Activities		
Increase in Contributed Capital		-
Non-Cash Adjustment		10,258
Issuance of Dividends		(22,142)
Draws on Contributions		(152,421)
Net Cash Flows From Financing Activities		(164,305)
Cash at Beginning of Period		124,288
Net Increase (Decrease) In Cash		(51,136)
Cash at End of Period	$	73,151

DS
CG

Reviewed